NOVASTAR RESOURCES LTD.

8300 Greensboro Drive, Suite 800

McLean, VA 22102

800.685.8082

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about March 23, 2006 to the holders of record at the close of business on March 21, 2006 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”), of Novastar Resources Ltd., a Nevada corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 14, 2006, by and among the Company, Thorium Power, Inc., a Delaware Corporation (“Thorium Power”), and TP Acquisition Corp., a direct wholly-owned subsidiary of the Company formed in connection with the transactions contemplated by the Merger Agreement (“Merger Sub”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K of the Company that was filed on February 21, 2006.

WE ARE NOT SOLICITING YOUR PROXY.

NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS

IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On February 14, 2006, the Company signed the Merger Agreement with Thorium Power and Merger Sub pursuant to which, upon the consummation of the merger, Thorium Power will become a wholly-owned subsidiary of the Company, and the combined company will operate under the name Thorium Power Ltd. Under the Merger Agreement, each common share of Thorium Power will be converted into securities of the Company such that Thorium Power’s current stockholders will own approximately 54.5% of the combined company, and each share of the Company’s common stock will remain outstanding. In addition, the Merger Agreement provides that, prior to the closing of the transactions contemplated thereby, the current members of the Board of Directors shall submit their resignations and the persons designated by Thorium Power shall comprise the entire Board of the Directors.

The merger is conditioned upon, among other things, approvals by stockholders of the Company and Thorium Power of certain corporate matters, no legal impediment to the merger, the absence of any material adverse effect on the Company or Thorium Power, completion of due diligence reviews by both parties, the declaration of effectiveness of a registration statement by the SEC and any other necessary regulatory approvals.

As of the Record Date, the Company had approximately 108,640,608 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote. The transactions contemplated by the Merger Agreement will result in a change of control of the Company.

On March 17, 2006, the existing members of the Board of Directors submitted their resignations and appointed Seth Grae and Thomas Graham, Jr. to the Board of Directors, such resignations and appointments to become effective on the tenth day following the mailing of this Information Statement to the stockholders of the Company (the “Effective Date”). In addition, on December 23, 2005, the Company announced the appointment of Cornelius J. Milmoe as a director of the Company, such appointment to also become effective on the Effective Date.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s common stock as of March 21, 2006 by:

•	each securityholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding common stock;
•	each current director and each person that will become a director following March 21, 2006;
•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation” and
•	all current directors and executive officers as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of Novastar Resources Ltd., 8300 Greensboro Drive, Suite 800, McLean, VA 22102.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock(2)
Paul G. Carter 821 East 29th Street North Vancouver, BC V7K 1B6 Canada	2,000,000	1.8%

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock(2)
Seth Grae	6,000,000	5.5%
Thomas Graham, Jr.	190,000	*
Charles H. Merchant	1,828,000	1.7%
Cornelius J. Milmoe	0	*
OTC Investments Ltd. 1710-1177 West Hastings Street Vancouver, BC V6E 2L3 Canada	15,000,000	13.8%
Directors and Officers as a Group	10,018,000	9.2%

____________________

*	Less than 1%
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company common stock.

(2)

A total of 108,640,608 shares of Company common stock are considered to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

CHANGES TO THE BOARD OF DIRECTORS

On March 17, 2006, the existing members of the Board of Directors submitted their resignations and appointed Seth Grae and Thomas Graham, Jr. to the Board of Directors, such resignations and appointments to become effective on the Effective Date. In addition, on December 23, 2005, the Company announced the appointment of Cornelius J. Milmoe as a director of the Company, such appointment to also become effective on the Effective Date.

To the best of the Company’s knowledge, except as set forth in this Information Statement, none of the incoming directors is currently a director of the Company, holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

The Board of Directors currently consists of two members: Paul G. Carter and Charles H. Merchant, each of whom were elected until their successors are duly elected and qualified or until the next annual general meeting of the Company’s stockholders. Mr. Carter and Dr. Merchant have submitted letters of resignation to the Company, and Seth Grae, Thomas Graham, Jr. and Cornelius J. Milmoe have been appointed to the Board of Directors. Such resignations and appointments will become effective on the Effective Date.

The name of the current officers and directors of the Company and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position(s) with the Company
Paul G. Carter	43	Director(1)
Seth Grae	42	Chief Executive Officer, President, Interim Treasurer, Interim Chief Financial Officer and Director(2)
Thomas Graham, Jr.	72	Interim Secretary and Director(2)
Charles H. Merchant	54	Director(1) Head of Mining Operations
Cornelius J. Milmoe	59	Director(2)

____________________

(1)	Current director until the Effective Date.
(2)	Incoming director, effective on the Effective Date.

PAUL G. CARTER. Mr. Carter has been the President, Chief Financial Officer, Treasurer and director of the Company since 2002. On March 17, 2006, Mr. Carter resigned from all offices he held with the Company. On the same date, Mr. Carter submitted his resignation as director of the Company, which will become effective on the Effective Date.

Mr. Carter brings over 20 years experience in mining, exploration and development to the Company. He has worked more than ten years in Northern British Columbia in one of the most rugged regions in North America, where he played a big part in bringing Skyline Explorations Johnny Mountain gold mine into production from a grass roots exploration project. He also worked as project manager for other successful exploration companies in the same region, mainly Gulf International Mineral Ltd. Later Mr. Carter went on to run their overseas operations in Tajikistan (an independent state of the former Soviet Union), where he functioned as a liaison between the Tajik government and the company. Through his hard work in Tajikistan, Mr. Carter proved himself as being an important asset to the company and was appointed to Gulf International’s board of directors. Gulf International presently operates a successful producing gold mine in Tajikistan. Mr. Carter has also worked in the oil and gas industry and in environmental cleanup. Currently he serves on the boards of directors of Gulf International and Rio Grana Resources Ltd.

SETH GRAE. Mr. Grae became the Chief Executive Officer, President, Interim Chief Financial Officer and Interim Treasurer of the Company on March 17, 2006, and he will become a director of the Company on the Effective Date.

Mr. Grae is the President, the Chief Executive Officer and a director of Thorium Power. Mr. Grae has played an active role in all business activities of Thorium Power since its inception in 1992. He is a member of the board of directors of the Bulletin of the Atomic Scientists and has served as co-chair of the American Bar Association’s Committee on Arms Control and Disarmament. As a member of the board of directors of the Lawyers Alliance for World Security, Mr. Grae helped advise on the drafting of nuclear export control regulations in China and Belarus, and he participated in consultations with the government of India on nuclear power and weapons. He represented refuseniks pro bono who were nuclear scientists, in securing exit visas from the Soviet Union. Mr. Grae led the efforts that resulted in Thorium Power becoming one of the first Western companies to contract with Russian nuclear institutes and become one of the first grant recipients from the United States Department of Energy (“DOE”) for nuclear non-proliferation-related work in Russia. Mr. Grae obtained his B.A. from Brandeis University cum laude, J.D. from American University, LL.M. in International Law with honors from Georgetown University and M.B.A. from Georgetown University.

THOMAS GRAHAM, JR. Ambassador Graham became the Interim Secretary of the Company on March 17, 2006 and will become a director of the Company on the Effective Date.

Ambassador Graham is one of the world’s leading experts in nuclear non-proliferation. Ambassador Graham has served as a senior U.S. diplomat involved in the negotiation of every major international arms control and non-proliferation agreement for the past 35 years, including the Strategic Arms Limitations Talks (SALT Treaties), Strategic Arms Reduction Talks (START Treaties), Anti-Ballistic Missile (ABM) Treaty, Intermediate Nuclear Forces (INF) Treaty, Nuclear Non-Proliferation Treaty (NPT), Conventional Armed Forces in Europe (CFE) Treaty and Comprehensive Test Ban Treaty (CTBT). In 1993, Ambassador Graham served as the Acting Director of the U.S. Arms Control and Disarmament Agency (ACDA), and for seven months in 1994 served as the Acting Deputy Director. From 1994 through 1997, he served as the Special Representative of the President of the United States for Arms Control, Non-Proliferation and Disarmament, and in this capacity successfully led U.S. government efforts to achieve the permanent extension of the NPT. He also served for 15 years as the general counsel of ACDA. Ambassador Graham worked on the negotiation of The Chemical Weapon Convention and The Biological Weapons Convention. He drafted the implementing legislation for the Biological Weapons Convention and managed the Senate approval of the ratification of the Geneva Protocol banning the use in war of chemical and biological weapons. He is Chairman of the Board of the Cypress Fund for Peace and Security. He is also Chairman of the Board of Mexco Energy Corporation, an oil and gas exploration company listed on the American Stock Exchange (stock ticker symbol MXC). Ambassador Graham received an A.B. in 1955 from Princeton and a J.D. in 1961 from Harvard University. He is a member of the Kentucky, the District of Columbia and the New York Bars and is a member of the Council on Foreign Relations. He chaired the Committee on Arms Control and Disarmament of the American Bar Association from 1986-1994. Ambassador Graham received the Trainor Award for Distinction in Diplomacy from Georgetown University in 1995.

CHARLES H. MERCHANT. Dr. Merchant has served as a director of the Company since December 20, 2005. On March 17, 2006, Dr. Merchant resigned from his positions as Chief Operating Officer and Interim Chief Executive Officer of the Company. On the same date, Dr. Merchant also submitted his resignation as a director of the Company, which will become effective on the Effective Date. Dr. Merchant will continue to serve as the Head of Mining Operations of the Company.

Dr. Merchant earned his Bachelor’s Degree from the University of West Florida in 1974. Subsequently he received his M.B.A. from Jacksonville State University and his Ph.D in Economic Geology from American University in Washington D.C. Dr. Merchant has also been a licensed mining engineer in the State of Alabama since 1997. Dr. Merchant has guest lectured for numerous universities and mining schools, including Baylor University, Cal-Poly Institute, University of California at Davis, Auburn University, University of Alabama and the American Institute. From 1984 to 1990, Dr. Merchant served as Chief Operating Officer of Tennessee National Corp., a $65 million precious metals holdings company based in Tennessee. After that, he was the Vice President of U.S. operations for Consolidated Mining Co. of Alabama, where he negotiated numerous mining leases in seven states, for the coal and precious metals mining businesses. From 2001 to present, Dr. Merchant has served as Chairman and Chief Operating Officer of JMays LLC, a major U.S. producer of commercial grade Mica to the cosmetics and aerospace industries. In his capacity with JMays LLC, he constructed a $24 million Mica processing plant and secured land leases with a combined appraised value exceeding $450 million.

CORNELIUS J. MILMOE. Mr. Milmoe will become a director of the Company on the Effective Date.

Mr. Milmoe served as counsel for General Electric’s nuclear fuel business that provided nuclear fuel fabrication, software and design services to 50 nuclear reactors in the U.S., Europe, Japan, Mexico and Taiwan. At GE Nuclear Fuel, Mr. Milmoe led legal negotiations for all reactor reload contracts (valued at $30 to $300 million each), created a joint venture with Hitachi and Toshiba to build a $70 million modern fuel processing plant that reduced costs by 30% and environmental effluents by 90%, and created a marketing joint venture with ENUSA that led to GE Nuclear Fuel’s first fuel sales at plants in Germany and Finland. Since leaving GE in 2000, Mr. Milmoe has run his own consulting firm, focusing on international energy transactions. Mr. Milmoe formed a project team to recover low enriched uranium for fuel fabrication from uranium concentrates at the Ulba Metallurgical plant in Kazakhstan. The DOE-supported project team included GE, Brookhaven National Lab, Massachusetts Institute of Technology, Kazatomprom and RWE Nukem. Mr. Milmoe’s other projects include construction of a copper-beryllium alloy processing plant in Kazakhstan, sourcing zirconium components in Russia for Western nuclear power plants and R&D agreements for advanced nuclear technologies. Mr. Milmoe’s firm has also received contracts to improve DOE reporting and management of all projects relating to the implementation of President Bush’s National Energy Policy and DOE’s international energy agreements, particularly science and technology agreements and nuclear non-proliferation agreements. Mr. Milmoe earned his B.A. from Colgate University in 1969 and later earned his J.D. from Columbia University Law School and was admitted to the bar in 1974. From 1974 to 1980, Mr. Milmoe served as Staff Attorney and Special Assistant to the New York Public Service Commission. From 1980 to 1994, Mr. Milmoe served as counsel for the following divisions of General Electric: GE Naval & Small Steam Turbines, GE Aircraft Engines, GE Government Services, GE Automated Systems, GE Aircraft Instruments, GE Armament Systems and GE Silicones.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of the common stock of the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company. The outcome of open unresolved legal proceedings is presently indeterminable. Any settlement resulting from resolution of these contingencies will be accounted for in the period of settlement. The Company does not believe the potential outcome from these legal proceedings will significantly impact the Company’s financial position, operations or cash flows.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the transactions contemplated by the Merger Agreement and as described in the following paragraphs, none of the Company’s directors or officers, any of the incoming directors, any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares, any of the Company’s promoters or any members of the immediate family of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors, officers or incoming directors is indebted to the Company.

In fiscal year 2005, two former directors of the Company forgave a total of $169,818 relating to accrued vacation payable, payroll liabilities and other accrued expenses incurred.

During fiscal year 2005, the Company issued 20,000,000 common shares and 20,000,000 common stock purchase warrants with a value of $1,000,000 pursuant to the exercise by OTC Investments Ltd. of $1,000,000 aggregate principal value of convertible notes. The Company had received $1,000,000 in advances through June 30, 2005, including in-kind consideration of $100,000. The notes bore no interest until the maturity date. Subsequent to year-end the 20,000,000 warrants were cancelled with the consent of OTC Investments Ltd.

On January 24, 2005, the Company entered into a consulting agreement with Seth Shaw, the Company’s Vice President, Acting Treasurer and Secretary, pursuant to which the Company agreed to issue 400,000 shares of the Company’s common stock to Mr. Shaw in exchange for his business consulting services.

On December 31, 2005, the Company entered into an assignment of minerals lease with Charles H. Merchant, a director of the Company and the Company’s Head of Mining Operations, for the assignment of a lease entered into between Dr. Merchant and John Hancock Real Estate Division of certain unpatented mining claims located in Cleburne and Clay Counties, Alabama. Pursuant to the assignment of minerals lease, the Company will acquire a 51% interest in the leased claims on the properties from Dr. Merchant on the following terms: (i) the issuance of

2,000,000 restricted shares of the Company’s common stock to Dr. Merchant; (ii) incurring $1,500,000 on property expenditures (as defined in the assignment of minerals lease); and (iii) for each additional $100,000 on property expenditures, the Company will receive an additional 4% interest in the lease for the properties, up to a maximum of an additional $1,000,000 in expenditures for an additional 40% interest. In addition, upon a 91% interest in the leased claims on the properties being acquired by the Company, Dr. Merchant will retain a 9% interest in the leased claims on the properties upon such acquisition, and will receive $17.50 per ounce of pure Platinum Group Metal (PGM) produced for a period of two years from the acquisition of the 91% interest being obtained. For each 2,500 ounces of pure PGM produced, Dr. Merchant will receive an additional 1,000,000 restricted shares of the Company’s common stock, up to a maximum of 8,000,000 shares.

During the six months ended December 31, 2005, Sean Mulhearn made payments on behalf of the Company in the amount of $51,236. These amounts were advanced without interest and are due on demand. A total of $50,000 was reimbursed to him through cash and through the issuance of common stock. As at December 31, 2005, the outstanding balance payable is $1,236. Sean Mulhearn was also issued an aggregate of 1,400,000 common shares of the Company for consulting services rendered. The value of these services totaled $238,000 ($0.17 per share).

During the six month period ended December 31, 2005, Charles H. Merchant was paid $100,000 in cash and issued 1,000,000 restricted common shares of the Company pursuant to a mineral property agreement. He was also issued an aggregate 500,000 common shares of the Company for consulting services rendered. The value of these services totaled $85,000 ($0.17 per share). In addition, he was paid $15,000 cash for other consulting services performed.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of the National Association of Securities Dealers, Inc. There has not been any defined policy or procedure for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

Prior to the appointment of Charles H. Merchant on December 1, 2005, Paul Carter was the only member of the Board of Directors. After Charles H. Merchant’s appointment, all corporate actions in 2005 were taken by written consent. The Company did not hold an annual meeting in 2005.

The Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for securityholder communications in the future.

EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by the Company to its Chief Executive Officer during the three most recent fiscal years. The Company did not have any other highly compensated executive officers with annual salary and bonus in excess of $100,000 per year.

Summary Compensation Table
Name and Principal Position	Year	Annual Compensation			Long Term Compensation (1)			All Other Compen- sation
		Salary (US$)	Bonus (US$)	Other Annual Compen- sation (US$) (1)	Awards		Payouts
					Securities Underlying Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts (US$)
Paul Carter (2) President, CEO, CFO, Treasurer and Director	2005 2004 2003	0 N/A N/A	0 N/A N/A	40,000 N/A N/A	0 N/A N/A	0 N/A N/A	0 N/A N/A	0 N/A N/A

____________________

(1)

The value of perquisites and other personal benefits, securities and property for the person named above that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus is not reported herein.

(2)	Mr. Carter was appointed as the Company’s president, chief executive officer, chief financial officer and treasurer and a director of the Company in 2002.

No long-term incentive plan awards were made to any executive officer during the fiscal year ended June 30, 2005.

Compensation of Directors

Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Employment Contracts, Stock Option and Stock Appreciation Rights

Effective February 14, 2006, the Company adopted its 2006 Stock Plan. The 2006 Stock Plan provides for grants of restricted shares of common stock and grants of stock options. Under the terms of the 2006 Stock Plan, the Company may grant a maximum of 20 million shares of common stock, to consist of no more than 20 million shares issuable under incentive stock options and no more than 10 million restricted shares of common stock. The maximum number of restricted shares that may be granted to one individual in any fiscal year is five million shares, and the maximum number of options that may be granted to one individual in any fiscal year is eight million shares. The 2006 Stock Plan has been filed as Exhibit 10.1 to a Current Report on Form 8-K of the Company that was filed on February 21, 2006.

Pursuant to the terms of the Merger Agreement, effective February 14, 2006, the Company entered into an employment agreement with Seth Grae, wherein the Company has agreed to pay him an annual salary of $275,000 for performing the duties described in the employment agreement. In addition, the Company has agreed to issue to Mr. Grae 5,000,000 shares of restricted stock and grant to Mr. Grae 7,200,000 non-qualified stock options, with a term of ten years at an exercise price of $0.795 per share. The shares of restricted stock vest immediately on issuance and will be subject to the provisions of Rule 144 promulgated under the Securities Act of 1933, as amended. The employment agreement commences on the date that the Company obtains D&O liability insurance coverage and terminates on the fifth anniversary of the date of the employment agreement. The employment agreement with Mr. Grae was filed as Exhibit 10.2, and the stock option agreement with Mr. Grae was filed as Exhibit 10.3, to a Current Report on Form 8-K of the Company that was filed on February 21, 2006. As of March 21, 2006, other than Mr. Grae, none of the Company’s directors or officers is currently a party to employment agreements with the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s executive officers, directors and persons who beneficially own more than 10% of the Company’s shares of common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors and greater-than-10% holders are required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended June 30, 2005, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements, except as described below.

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Requested Forms
OTC Investments Ltd.	1(1)	1(1)	0

____________________

(1)	The named officer, director or greater-than-10% stockholder, as applicable, filed a late Form 3 - Initial Statement of Beneficial Ownership of Securities.